

Ronald Giles · 3rd in

LYC Products Compa

Maximizing Organizations via Leadership, Mentorship, Innovation & Partnership Development

New York City Metropolitan Area · 404 connections ·

Contact info

Experience

Vice President Operations

LYC Products Company · Contract

Nov 2018 – Present · 2 yrs 2 mos

Greater Chicago Area

Founding Team Member of a Wellness Lifestyle Mobile App. Utilized my social entrepreneurial skill set to research, develop, and implement the launch of the LYC Pledge App. Technical advisor to the founder and ceo and point of technical contact for coding consultant team. Created operational and forecasting budget. Implemented and managed all supporting Saas providers for mobile app functionality. Implemented and managed all operational processes. Implemented and managed Zendesk customer service system. App user acquisition and retention strategy implementation. Helped develop and implement digital marketing strategy.

Managing Director / Consultant

Connected Futures Academy

Jan 2014 – Mar 2016 · 2 yrs 3 mos

Chicago, Illinois

Served as the chief architect of a startup charter school. Handle all aspects of infrastructure design and operations, including developing business plans, funding strategy, program design, site selection and political lobbying of local government officials.

Director New School Development

Youth Connection Charter School

Jun 2007 – Dec 2013 · 6 yrs 7 mos

Chicago, IL

Hired to lead the startup and implementation of multiple new direct run campuses. Performed broad-based aspects of process, including the strategic planning, recruitment and hiring of staff, budget development, fund development strategy, financial administration, policies and procedures and operations plan. ...see mor

Managing Director

Choir Academy of Chicago Charter School

Jun 2001 – Jan 2007 · 5 yrs 8 mos

Chicago, IL

Drove the startup of a Charter School with the goal of providing students a choral music-oriented platform. Managed an annual operating budget of $1.9 million. Developed the entire infrastructure, including operating plans, funding strategy, salary/benefits, marketing, public relations and governance/board policies. Evaluated and modified the program to ma ...see mor

Vice President Youth Programs and Special Projects

Opportunity Industrialization Center of Greater Milwaukee

Jul 1999 – Oct 2001 · 2 yrs 4 mos

Milwaukee, WI

Managed 24 staff members (4 direct reports and 20 indirect reports) in engineering programs and services to support previously untapped populations. Gained funding by forming strategic alliances, including state grants and community benefactors. Oversaw civic and corporate community outreach initiatives. Spoke at various events to increase awareness of pr ...see mor

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Education

Northwestern University

Coding Bootcamp Certificate, Computer Coding

2018 – 2018

Full Stack coding.

University of Illinois

1981 – 1986

Saint Ignatius College Prep
1977 – 1981

Licenses & certifications

Scrum: The Basics
LinkedIn
Issued Jun 2020 · No Expiration Date

Organization Self-Assessment Tool Training - Peter F. Drucker Foundation
Peter F. Drucker Foundation

Volunteer experience

Founding Board Member and Treasurer
Illinois Network of Charter Schools
2002 – 2013 • 11 yrs
Education

Founding Board Member
Black Alliance for Educational Options - Chicago Chapter
2004 – Present • 16 yrs
Education

Board Member
Wisconsin Lake Schooner Association
1998 – 2001 • 3 yrs

Skills & endorsements

Community Outreach · 18

Endorsed by **jack wuest, who is highly skilled at this**

Nonprofits · 16

John Carberry and 15 connections have given endorsements for this skill

Public Speaking · 15

Endorsed by **Horace Turnbull and 2 others who are highly skilled at this**

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